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August 1, 2019

Via Edgar Mr. Ryan Sutcliffe U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Registrant”) Registration Nos. 002-28174 and 811-01597

Dear Mr. Sutcliffe:

On behalf of the Registrant, this letter is in response to the additional comments you relayed during our July 31, 2019 telephone conference regarding the Securities and Exchange Commission (the “Commission”) staff’s review of the Registrant’s registration statement on Form N-1A filed on June 3, 2019 (the “Registration Statement”) and the Registrant’s correspondence letter filed on July 26, 2019 in response to the staff’s initial comments on the Registration Statement (the “Initial Response Letter”). Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Prospectus

1.	Comment: With respect to Steward Large Cap Enhanced Index Fund, Steward Small-Mid Cap Enhanced Index Fund, Steward International Enhanced Index Fund and Steward Covered Call Income Fund, please explain supplementally why the Funds’ respective benchmark indexes are disclosed in the Average Annual Total Returns table for each Fund but are not identified in the “Principal Investment Strategies” section for each Fund.

Response: For the staff’s information, as noted in the Initial Response Letter, the Registrant has not secured licenses from the relevant index providers to display the benchmark indexes for the Funds noted above in the “Principal Investment Strategies” section. The relevant index providers have indicated to the Registrant that they are comfortable with the inclusion of the indexes in the Average Annual Total Returns tables for purposes of complying with the requirements of Form N-1A, but do not permit additional references to the indexes in the narrative disclosures.

2.	Comment: The staff notes that, as disclosed under the “Principal Investment Strategies” section for Steward Covered Call Income Fund, the Fund will, under normal market circumstances, “invest at least 80% of its assets in the securities of companies included in the Fund’s benchmark.” Please confirm supplementally whether or not the Fund’s written call options count for purposes of this 80% policy.

Response: For the staff’s information, the Fund’s written call options do not count for purposes of this 80% policy.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Mr. Ryan Sutcliffe

August 1, 2019

3.	Comment: The staff notes that, as disclosed under the “Values-based Investing” section for each Fund, the Funds’ screen companies that are involved with “certain life ethics issues (including, but not limited to, embryonic and fetal stem cell research, abortion, and the production of abortifacients)”. Please disclose the definition of “certain life ethics issues” rather than an illustrative list of such issues. In addition, please restate the reference to “abortifacients” in plain English.

Response: The Registrant has revised the disclosure in response to the staff’s comment to define “certain life ethics issues” and to restate the reference to “abortifacients” in plain English.

4.	Comment: Under “Market Disruption and Geopolitical Risk” for each Fund, please disclose that this risk includes Brexit and the ongoing trade disputes between the United States and China. In addition, under the “Principal Risks” table, please indicate that such risk applies to each Fund.

Response: The Registrant has revised the relevant disclosures to indiciate that this risk includes Brexit and the ongoing trade disputes between the United States and China and to clarify in the “Principal Risks” table that “Market Disruption and Geopolitical Risk” applies to each Fund.

5.	Comment: Please confirm supplementally that the following disclosure under the “Principal Investment Strategies” section for Steward Select Bond Fund is correct, or revise as necessary.

“When the portfolio manager believes that future U.S. interest rates will trend to higher levels (largely, but not entirely, due to an expected increase in general economic activity producing a change in Federal Reserve Bank policy), the portfolio manager typically will increase the portfolio’s duration. When the portfolio manager believes that future U.S. interest rates will trend to lower levels (largely, but not entirely, due to an expected decrease in general economic activity producing a change in Federal Reserve Bank policy), the portfolio manager typically will decrease the portfolio’s duration.”

Response: The Registrant has revised the disclosure in response to the staff’s comment by switching “increase” and “decrease” as noted by the staff.

6.	Comment: Under the “Financial Highlights” section, please explain why the sub-headings under the “Distributions” column, “Net Realized Gains from Investments” and “In Excess of Net Investment Income”, vary from the headings prescribed in Item 13(a) of Form N-1A (i.e., “capital gains” and “returns of capital”, respectively).

Response: This comment and the Registrant’s response were included in the Initial Response Letter. Based on further discussion with the Registrant’s independent auditors, the Registrant has reinstated the sub-heading “In Excess of Net Investment Income” after previously changing it to “Returns of Capital” in response to the staff’s comment. For the staff’s information, in connection with a redemption in kind in fiscal year 2016, Steward Large Cap Enhanced Index Fund over-distributed income, the excess amount of which did not reduce the Fund’s earnings and profits, therefore resulting in a taxable distribution rather than a return of capital. Accordingly, the Registrant believes that the current sub-heading is accurate and that the sub-heading “Returns of Capital” would be inaccurate. The Registrant does not anticipate a similar over-distribution to occur in the future and intends to change this sub-heading to “Returns of Capital” if necessary or to delete the column if no returns of capital are made for any Funds, which has been the case in the last five fiscal years.

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Mr. Ryan Sutcliffe

August 1, 2019

If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten

cc:	Vincent DiStefano (Securities and Exchange Commission)
James A. Coppedge (Steward Funds, Inc.)
Patricia Mims (Steward Funds, Inc.)
James A. Arpaia (Vedder Price P.C.)
Jake W. Wiesen (Vedder Price P.C.)